FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Contact: Dan Suesskind
                Chief Financial Officer
                Teva Pharmaceutical Industries Ltd.
                (011) 972-2-589-2840
          George Barrett
                President and CEO
                Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
          Dorit Meltzer
                Director, Investor Relations
                Teva Pharmaceutical Industries Ltd.
                (011) 972-3-926-7554

TEVA ANNOUNCES FINAL APPROVAL OF MIRTAZAPINE ORALLY DISINTEGRATING TABLETS

Jerusalem, Israel, June 30, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S Food and Drug Administration has granted final approval for the company's ANDA for Mirtazapine Orally Disintegrating Tablets (ODT), 15 mg, 30 mg and 45 mg. As one of the companies first to file a Paragraph IV certification for the 45 mg tablet, Teva expects to share 180-day marketing exclusivity for this strength. Shipment of this product is expected to begin in the near future.

Teva's Mirtazapine ODT are the AB-rated generic equivalent of Organon's Remeron® SolTabs®, a product indicated for the treatment of major depressive disorder.

Total annual sales of this multi-sourced product in the U.S. are approximately $100 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
          Name: Dan Suesskind
          Title: Chief Financial Officer

Date: June 30, 2005